FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Communicate

In order to keep interested parties informed regarding environmental-related developments at Arauco, we are pleased to send you the attached statement that has also been shared with Arauco employees and general public. We will keep you informed of any progress

Regards,

Matías Domeyko

CFO

VALDIVIA PULP MILL

(April 29th, 2005)

In the mid 1970s, Chile made the decision to develop its forestry sector, transforming it into an activity capable of sustainably generating value-added products. In keeping with this decision, significant investments were made to increase forest acreage and to establish an industrial infrastructure able to accomplish this objective. Today there are 2 million hectares of forestry plantations in the country. As a result, Chile is today a world leader in forestry products, with competitiveness indices comparable to those of any highly developed country in the sector, such as Sweden, Finland and Canada. Celulosa Arauco y Constitución S.A. (ARAUCO) has been an important part of this development.

In 1976, the Chilean forestry companies exported 61 products to 40 markets, with a total value of US$166 MM. In 2004, this same sector exported 421 products to 105 markets, with a total value of US$3.4 BN, representing 11% of the country’s total exports. In Valdivia, Arauco has invested US$300 MM in forestry plantations and US$700 MM in industrial assets in the Valdivia Pulp mill.

1.	Origin of Valdivia Pulp mill project.

•	In 1980, Arauco initiated a 130 thousand hectare plantation program in Chile’s Ninth and Tenth Regions, to ensure supply of wood for a future pulp mill, sawmills and panel mills.

•	In 1995, Arauco carried out a conceptual engineering study for the production of bleached kraft pulp from pine and eucalyptus, with the most advanced bleaching technology available (ECF - Elemental Chlorine Free), and considering the discharge of the acceptable effluents into sensitive receiving bodies, such as the Cruces River.

2.	Environmental permits

•	The engineering design gave birth to the Environmental Impact Report (Estudio de Impacto Ambiental “EIA”), which was voluntarily submitted to the Comisión Regional del Medio Ambiente (“Corema”) of the Tenth Region in October of 1995. In May 1996 a first approval was obtained including the following effluent discharge alternatives, one of which was to be selected by Arauco:

a.	Discharge to the sea, for which Arauco needed to submit the corresponding EIA.

b.	Discharge to the Cruces River, considering primary treatment (solids), secondary treatment (biological) and tertiary water treatment (chemicals) of the effluents.

•	In April 1997 Law 19,300, the so-called Bases Generales del Medio Ambiente (General Regulations for the Environment) became official, and Arauco decided to resubmit the EIA for the Valdivia mill project to the SEIA. This new EIA included primary and secondary water treatment only, and effluents were to be discharged to the sea through a 45km pipeline ending in Maiquillahue Bay. The inhabitants of Mehuín, a small fishing village located in Maiquillahue, strongly opposed this solution.

•	In October 1998 the Corema of the Tenth Region gave its final approval for the second EIA which included primary, secondary and tertiary water treatment of the effluent and its discharge into the Cruces River. This was the first time in Chile that tertiary water treatment was implemented for a pulp mill, a method used in only 1% of pulp mills worldwide.

•	There are only three mills with tertiary treatment of effluents in the world (this technology is considered superior to the European standard “best available technology”). These are:

o	Riocell – Brasil

o	Crestbrook – Canada

o	Valdivia - Chile

3.	Project Start-up

•	Arauco began construction of the project in September 2001. At the peak of construction 7,200 people worked on the site. Production activities started in February 2004.

•	On March 31st, 2004 the mill was closed by the Municipality of San José de la Mariquina due to the lack of documentation necessary to grant the operating permit. The closure lasted one week, until April 8th, 2004. Currently the mill has all the necessary permits and paperwork in order.

•	During the start-up there were discharges of bad odours, affecting the nearby communities, and eventually reaching the city of Valdivia, alarming and disturbing the people of the city. Arauco reacted immediately by investing US$6.5 MM in state-of-the-art technology to capture and combust gases, thus accomplishing the complete elimination of odours by November 2004.

4.	Cruces River situation and sanctions to the Valdivia Mill

•	The Cruces River wetlands, situated 30 km downstream the Valdivia mill, provide the habitat for many water birds, among them the black-necked swan. According to CONAF census data, the population of these swans has fluctuated between 800 and 15,000 birds over the last 20 years. In October 2004 an important decrease in the swan population was detected due to the lack of Luchecillo, the plant on which the swans feed.

•	At the same time, the environmental authorities implemented a close supervision of the mill to make sure all the environmental conditions of the environmental permit were being met. Out of more than 800 variables monitored, 19 were identified as being in possible violation according to a report from MAC consultants (consultancy carried out on May 18th, with partial reports on August 24th and October 4th). Of these, the most significant was weather the permit allowed the production capacity of the mill, which exceeded 550,000 ton/year. It is important to highlight that this audit did not object to the quality of the effluents of the mill to the Cruces River, all of which are within the parameters established by the environmental permit. Arauco addressed all of these observations, most of which have been resolved or are in the process of being resolved as agreed with the authorities.

•	The end result of this inspection was that the authorities set forth on February 11th, 2005 a number of requirements (all of which were accepted by Arauco), noteworthy are a yearly, monthly, weekly and daily limit on the mill’s production, and a number of new monitoring systems for both the effluent that is discharged to the Cruces River and the atmospheric emissions.

•	In spite of the above, on January 18th, 2005 the Corema of the Tenth Region decided to stop all productive activities at the mill as a preventative measure, citing as a reason the discrepancies mentioned above. A month later, the measure was lifted as part of an agreement that included the hiring of a permanent and independent auditor (Knight Piesold), to certify that the mill is meeting all the technical demands made by the authorities; as well as an international auditor (Centro de Tecnologías Limpias, CNTL), that is to carry out an overall evaluation of the facilities and their operation.

•	In December 2004, the CONAMA comissioned the Universidad Austral de Chile to research the cause of the death and migration of the black-necked swans. This study determined that the cause of the problem was the increase in the concentration of iron in the river’s water. The final report, made public on April 18th 2005, indicated that the effluents of the Valdivia mill were responsible for this increase in iron, stating that such effluents “have contributed significantly to the environmental changes that the Cruces River has experienced during the last year.”

•	A few hours after the Universidad Austral de Chile (UACH) made its report public, the Appeals Court of Valdivia issued a ruling stopping the Valdivia mill’s operations. Arauco, making use of its legal rights, appealed to the Supreme Court on April 23rd. Arauco has taken the position that the mill cannot be closed as it complies with all technical restrictions imposed by the Law and the environmental authorities.

•	On April 19th the national director of the CONAMA, on behalf of the government and on the basis of the UACH report, requested that the Consejo de Defensa del Estado (Chile’s State Prosecutor’s Office) study the possibility of suing Arauco for possible environmental damages.

•	In November of 2004, ARAUCO commissioned the Centros de Estudios en Ecología y Biodiversidad (CASEB) of the Pontificia Universidad Católica de Chile (Center for Ecological and Biodiversity Studies of the Catholic University of Chile) to carry out a complete study of black-necked swans in the Río Cruces wetlands in the province of Valdivia.

•	In this context, and acknowledging the contributions of the UACH report, ARAUCO requested that CASEB conduct an analysis of that report, as well the conclusion of this analysis was that CASEB “agrees with UACH that the mortality and migration of the black-necked swans is due to the lack of their main food resource, luchecillo Egeria Densa. However, it seems questionable from a scientific point of view, with the information currently available, for the UACH report to conclude that elements or compounds attributed to the operation of ARAUCO’s mill, are the principal, direct and unequivocal cause of the disappearance of this resource.”

•	The complete report / analysis of CASEB and the scientists responsible, is available at www.bio.puc.cl/caseb, and was submitted to the regional environmental authority on April 26th.

•	Mr. Claudio Zaror, an engineer who is an expert in pulp industries, agrees with the Pontificia Universidad Católica in the report he recently submitted to the environmental authorities.

•	Looking at the discrepancies among the scientific community on the matter, ARAUCO has asked the scientists of the Universidad Católica to be at the authorities’ disposal in order to co-operate and expand on the understanding of the origin of the problem with the swans and the preservation of the Cruces River wetlands at the highest possible technical and scientific level.

•	In spite of the fact that the mill rigorously complies with all of the pertinent regulations and the fact that there is no scientific evidence linking the mill with the problems affecting the black-necked swans, the Company has made concrete proposals to the environmental authorities with the purpose of determining the real causes of this problem and to find a definitive solution. Arauco has made it clear that it will spare neither resources nor efforts in solving this problem.

•	Finally, the Corema of the Tenth Region met last Wednesday April 27th and made the following decisions:

o	To ask the Universidad Austral de Chile to respond to several observations raised by different technical services with respect to the conclusions of their report; the UAC has 10 days to respond to these observations.

o	To open a sanctioning process on the Valdivia mill due to the fact that the mill exceeded certain parameters in the period between October and December 2004, and that these excesses were reported by the Valdivia mill to the respective authorities in February of 2005. In this process the Company has 10 days to file an appeal.

•	The Corema will meet again on May 18th to decide on these issues.

•	The new sanctioning process ruled by the Corema is based on arguments that are already part of an earlier process and which are covered by the current supervision and the sanctions already in place, and which were formally reported almost 60 days ago.

•	On Friday April 28th, the Valdivia mill was notified by the CDE of a suit for environmental damages. This is based on the UACH report, which has been questioned by the Pontificia Universidad Católica and other prestigious scientists. Moreover the environmental authorities themselves have asked for clarifications with respect to this study. Thus, we find it surprising that the CDE has not taken these circumstances into consideration in its decision to file suit.

•	Arauco is working intensively on a global proposal to overcome the mistrust of the community of Valdivia and the country in general, and will utilize all the resources necessary for this purpose.

5.	Conclusions

1.	The Valdivia mill is of strategic importance to the Chilean forestry industry; it is regulated by much more stringent regulations than any other industry of the same nature; it is subject to intense inspections by the environmental authorities, and two external auditors assist the environmental authorities in their inspections. No other industry in the country has been subjected to this type of scrutiny.

2.	The mill complies with all environmental regulations. The problems detected last summer (January – February) have been solved under the supervision of the corresponding authorities. The Valdivia mill operates with the most advanced state-of-the-art effluent treatment worldwide for pulp mills, and is the first mill in Chile to implement tertiary effluent treatment for chemicals.

3.	Since operations re-started last February, no remarks or objections have been made regarding the compliance of the rules governing the mill.

4.	There is no scientific evidence connecting the mill operation with the situation affecting the black-necked swans, however the Company is helping in the preservation of the wetlands, and will continue to do so. The events of last summer have demonstrated that the Company’s attitude towards the authorities is one of complete cooperation. The Company has implemented all new conditions imposed, which has led to an improvement of the auditing of the process from an environmental viewpoint.

5.	We are committed to working jointly with the scientific community, authorities, environmental organizations and other companies to overcome the current situation affecting the black-necked swans and to preserve the Cruces River Wetlands Natural Sanctuary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: May 6, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer